UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No             X

2020 Results January 29th, 2021

2020 Results 2 January 29th 2021 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results orfinal decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

2020 Results 3 January 29th 2021 2020 achievements Successfully navigated through the crisis 1 with clear priorities €63 billion DEFERRALS, PAYMENT FLEXIBILITY AND CREDIT FACILITIES PROVIDED THROUGH GOVERNMENT PROGRAMS Advanced in our strategy 56 + % addressing accelerating trends DIGITAL CLIENT ACQUISITION VS. 2019 Delivered excellent results 11.7 + % despite a challenging environment OPERATING INCOME GROWTH VS. 2019 IN CONSTANT EUROS Achieved ample strategic optionality €8.5 with the BBVA USA sale, unlocking value billion CAPITAL GENERATION (1) Includes loans granted throughout the year that have been paid off and undrawn commitments in credit facilities. Allowing sizeable distributions to our shareholders in 2021

2020 Results
January 29th 2021
4

BBVA has taken a step forward in response to the COVID-19 crisis

Protect the health and safety of our employees, clients and society

BBVA has donated more than €35 million and has mobilized more than €11 million through clients and employees contributions for the fight against COVID-19

At the peak, **86,000 teammates working from home**

Return to the office plans **combining physical and remote work**

Provide an essential service to our communities

Branch openings based on operational and health protocols


OPEN BRANCHES
% OF TOTAL
59%
97%
Mar
Dec

Reorienting our clients to **remote and digital channels**

INTERACTIONS
Global App Visits[1]
(Pre vs. post COVID)
+43%

REMOTE BANKER INTERACTIONS
"My Conversations in Spain"
(Dec.20 vs Dec.19)
+45%

Offer financial support to our clients

Deferrals of loans and repayment flexibility
€38 billion[2]

Providing **credit facilities** through government programs
€25 billion[3]

Financial support to individuals and businesses
~3 million clients

(1) Only taking into account visits that log in the Private Area. (2) Includes loans that have been paid off. (3) Includes undrawn commitments.

2020 Results 5 January 29th 2021 Leveraging our digital capabilities to better serve our clients MOBILE CUSTOMERS GROUP DIGITAL SALES MILLION CUSTOMERS, PERCENTAGE YTD, PERCENTAGE 64.0% 57.7% 51.3% 34.5 36.3% UNITS 21.8% 28.8 23.1 18.0 48.7% 41.9% 12.2 33.0% 23.1% VALUE-PRV1 14.8% Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 24.9% 35.1% 43.8% 51.8% 59.0% MOBILE PENETRATION (1) Product Relative Value as a proxy of lifetime economic representation of units sold.

2020 Results 6 January 29th 2021 Our digital capabilities have proven to be differential in reaching more customers GROSS NEW CUSTOMERS ACQUISITION1 (MN CUSTOMERS, % CUSTOMERS ACQUIRED THROUGH DIGITAL CHANNELS) 7.4 7.3 5.5 DIGITAL ACQUISITION 5.0 +56% vs. 2019 TOTAL 3.4 33.3% NON-DIGITAL2 2.4 21.2% 1.6 14.4% .6 0.8 8% 3.7% DIGITAL 0.1 2016 2017 2018 2019 2020 (1) Gross customer acquisition through own channels for retail segment. (2) Branches, external salesforce and ATMs.

2020 Results 7 January 29th 2021 We continue to successfully deliver on sustainability strategy Helping our clients transition towards a more sustainable future OVERDELIVERING ON BBVA’S PROVIDING SUSTAINABLE FINANCE AND ADVICE 2025 PLEDGE Wholesale clients New sustainable solutions for all segments €100Bn Energy-efficient linked €Bn 11.0 mortgages € 50 Bn 8.6 Sustainable Loans1 3.8 Carbon footprint calculator Sustainable Bonds2 2018 2019 2020 Hybrid and electric 2018 2020 2025 Note: preliminary data. (1) Corporate Sustainable Loans vehicles loans include BBVA’s underwriting share in: (i) Certified Loans, (ii) Project Finance and (iii) KPI and/or ESG Linked Loans. (2) BBVA’s underwriting share in ESG bonds (BBVA led bond issuances for a total €22 Bn in 2020). Aligning our Portfolio Increasing Leading sustainability Climate risk included in loan transparency indexes admission frameworks Internal taxonomy on transition risk #1 EUROPEAN BANK

2020 Results 8 January 29th 2021 Solid quarterly profit evolution, improving capital position and tangible book value per share recovery in the year NET ATTRIBUTABLE PROFIT CET1 FULLY LOADED TBV/SHARE + DIVIDENDS (€M CURRENT) (%) (€/Share) PRO-FORMA3 14.58% Dec-20 1,320 1,163 1,141 304 CORPORATE 11.74% 11.73% OPERATIONS2 11.52% 6.27 6.21 11.22% 636 6.03 6.00 5.94 292 10.84% 1 1 4Q19 1Q20 2Q20 3Q20 4Q20 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 (1) Excluding BBVA USA goodwill impairment (1,318€m in 4Q19 and 2,084 €M in 1Q20). (2) Includes capital gain from the JV with Allianz and closed in 4Q20. (3) Includes impact from BBVA USA sale. (4) GDP weighted by gross income. Excellent results despite a difficult environment (footprint GDP -7.2%4 in 2020)

2020 Results
January 29th 2021
9

2020 top financial messages

1	Solid **core revenue** growth	NII + FEE INCOME (€ constant) **+2.7%** vs. 12M19
2	Very strong **cost control** and **efficiency**	OPERATING EXPENSES (€ constant) **-2.6%** vs. 12M19
3	Resilient **pre-provision profit** growth	OPERATING INCOME (€ constant) **+11.7%** vs. 12M19
4	**Risk indicators** impacted by COVID-19 but better than initial expectations	COST OF RISK (YtD) **1.51%** vs. **1.50-1.60%** updated guidance vs. **1.02%** in 12M19
5	Reinforced **capital position** after BBVA USA sale	PRO-FORMA CET1 FL **14.58%**
6	Continue leading **profitability metrics**	ROTE[1] **7.8%** vs. 4.5% European peer group average
7	Expecting to resume **shareholder distribution**	2020 DIVIDEND[2] **€5.9** cents per share

(1) Excludes goodwill impairments from BBVA and European peers. Excludes capital gains from corporate operation from BBVA. European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. European Peer Group figures 9M20. BBVA figures 12M20. (2) Includes dividend accrual of 5.9 Euro cents per share (gross) payable in April-21 subject to shareholders and supervisors approval. Calculated as the 15% payout over 2020 results, excluding goodwill impairments, the capital gain from the JV with Allianz and AT1 Coupons.

2020 Results 10 January 29th 2021 2020 Profit & Loss Change 2020/2019 BBVA Group 2020% % constant (€m) Net Interest Income 16,801 -7.3 3.6 Net Fees and Commissions 4,616 -8.3 -0.4 Net Trading Income 1,692 22.3 37.6 Other Income & Expenses -135 n.s. n.s. Gross Income 22,974 -6.1 4.5 Operating Expenses -10,755 -9.6 -2.6 Operating Income 12,219 -2.7 11.7 Impairment on Financial Assets -5,908 45.1 67.3 Provisions and Other Gains and Losses -1,085 40.6 51.4 Income Before Tax 5,225 -32.3 -21.9 Income Tax -1,385 -32.5 -22.4 Non-controlling Interest -756 -9.3 13.0 Net Attributable Profit (ex-BBVA USA goodwill impairment and Corporate Operations) 3,084 -36.1 -27.2 Corporate Operations 304 n.s. n.s. BBVA USA goodwill impairment -2,084 58.1 58.1 Net Attributable Profit (reported) 1,305 -62.9 -55.3

2020 Results 11 January 29th 2021 4Q20 Profit & Loss Change 4Q20/4Q19 BBVA Group 4Q20% % constant (€m) Net Interest Income 4,038 -14.2 1.4 Net Fees and Commissions 1,173 -9.1 2.2 Net Trading Income 213 -56.6 -46.0 Other Income & Expenses -157 n.s. n.s. Gross Income 5,266 -17.7 -3.2 Operating Expenses -2,674 -13.3 -2.7 Operating Income 2,593 -21.8 -3.7 Impairment on Financial Assets -834 -28.7 -11.8 Provisions and Other Gains and Losses -227 -38.6 -30.3 Income Before Tax 1,532 -13.9 7.4 Income Tax -407 -5.4 17.8 Non-controlling Interest -110 -40.7 -1.1 11 Net Attributable Profit (excluding Corporate Operations) 1,015 -12.7 4.9 Corporate Operations 304 n.s. n.s. Net Attributable Profit (reported) 1,320 n.s. n.s. (1) Excluding BBVA USA goodwill impairment in 4Q19.

2020 Results 12 January 29th 2021 Solid core revenue growth NET INTEREST INCOME NET FEES AND COMMISSIONS (€M CONSTANT) (€M CONSTANT) + 1.4% + 2.2% +0.2 +4.1% % Growth thanks to 1,196 1,181 1,173 1,221 QoQ evolution 1,041 4,291 4,234 4,284 successful price driven by 4,142 4,083 management Mexico (CIB and credit cards), Spain and Turkey 4Q19 1Q20 2Q20 3Q20 4Q20 4Q19 1Q20 2Q20 3Q20 4Q20 NET TRADING INCOME GROSS INCOME (€M CONSTANT) (€M CONSTANT) QoQ evolution driven -3.2% by: QoQ evolution —46.0% % -5.0 impacted by: -38.0% • Negative Global Markets results in 5,775 5,954 5,885 • NTI performance 560 5,543 5,592 503 Spain • Deposit 445 388 • FX hedges valuation Guarantee Fund 241 contribution in 4Q • Lower FX gains in in Other Income Turkey 4Q19 1Q20 2Q20 3Q20 4Q20 • One-offs 4Q19 1Q20 2Q20 3Q20 4Q20

2020 Results 13 January 29th 2021 Very strong cost control and efficiency OPERATING EXPENSES GROUP OPERATING JAWS EFFICIENCY RATIO (€M CONSTANT) (12M20 YOY, %; € CONSTANT) (%; € CONSTANT) -2.7% 63.7% FOOTPRINT 2,867 2,790 INFLATION 4.2% 46.8% 2.7% Average 12m -2.6% 4Q19 4Q20 Core Operating 12M20 European Peer Group 1 Revenues Expenses (1) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. European Peer Group figures 9M20. BBVA figures 12M20.

2020 Results 14 January 29th 2021 Acceleration of digital trends reinforces our focus on efficiency DIGITAL TRANSACTIONS1 COST-TO-INCOME RATIO TRANSACTIONS PER CLIENT BBVA GROUP. PERCENTAGE BBVA 29 -521 bps BBVA Group 52.0 51.9 vs. peers2 -249 bps since 2015 21 18 49.5 49.4 17 48.7 12 10 BBVA Spain 46.8 2018 2019 2020 2015 2016 2017 2018 2019 2020 (1) Includes monetary and non-monetary transactions excluding sales and information inquires. (2) European peer group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG. European Peer Group figures 9M20. BBVA figures 12M20.

2020 Results 15 January 29th 2021 Risk indicators impacted by COVID-19 but better than initial expectations FINANCIAL ASSETS IMPAIRMENTS NPLs (€M CONSTANT) (€BN) 0 Bn€ 2,380 1,594 16.7 16.0 16.2 16.7 16.4 1,023 1,031 903 4Q19 1Q20 2Q20 3Q20 4Q20 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 COST OF RISK NPL & COVERAGE RATIOS (%) (%) 2.57% 86% 85% 85% 81% 2.04% 77% 1.69% 1.51% YtD CoR COVERAGE 2.57% 1.12% NPL 1.02% 1.51% 0.97% 0.94% Quarterly CoR 4.0% 3.8% 3.8% 3.6% 3.7% 4Q19 1Q20 2Q20 3Q20 4Q20 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 CoR at the lower end of the guidance (150-160 bps range)

2020 Results 16 January 29th 2021 Deferrals’ payment evolution better than expected TOTAL LOAN DEFERRALS EXPIRED LOAN DEFERRALS 2ND DEFERRALS BREAKDOWN GRANTED PAYMENT BEHAVIOR (YTD DEC. 31, 2020; %) (YTD DEC. 31, 2020; %) (YTD DEC. 31, 2020; %) More than half are related to mortgages 8.5 7% Additional solutions % OF TOTAL 8% 2nd deferrals LOANS1 56% MORTGAGES 8% In progress2 RETAIL 67% TOTAL PORTFOLIO BY DAYS PAST DUE STATUS3 (%) 77% Resumed payments Delinquency buckets WHOLESALE 33% show resiliency OUTSTANDING 0 days 97% past due 96% 10% 1-30 1.0% 1.3% 30-90 0.8% Dec—20 1.1% Dec—19 EXPIRED 90% + 90 1.6% 1.5% Note: data according to management information; includes loans that have been paid off. (1) Data under EBA criteria as of December 31st. (2) Settlement or adhesion to a new financing solution or partial payments (partial payments excluding Mexico). (3) Excludes USA.

2020 Results 17 January 29th 2021 Outstanding capital position CET1 FULLY-LOADED c QUARTERLY EVOLUTION (%, bps) 14.58% .600 bps Above minimum +21 bps Requirement3 30 bps 11.52% 15 bps 11.73% -14 bps -10 bps 1 2 3 Sep-20 Results Dividend FX and Others Dec-20 Dec-20 Accrual & HTC&S Pro-forma AT1 Coupons (1) Includes dividend accrual of 5.9 Euro cents per share (gross) payable in April-21 subject to shareholders and supervisors approval. Calculated as the 15% payout over 2020 results, excluding goodwill impairments, the capital gain from the JV with Allianz and the ATI Coupons. (2) Mainly includes: RWAs evolution in constant Euros, frontloading of regulatory impacts (-19 bps), impact from new treatment of Software (+19 bps) and impact from the JV with Allianz (+7 bps). HIGH QUALITY CAPITAL- LEVERAGE RATIO FL AT1 AND TIER 2 FL BUCKETS DEC-20 BBVA, SEP-20 EUROPEAN PEERS4 DEC-20 2.52% 7.8% 2.30% 2.38% 2.30% 1.78% 1.89% 6.5% 5.3% Actual Pro-forma3 European Requirement Actual Pro-forma3 Requirement Actual Pro-forma3 BBVA Peer group AT1 TIER 2 (3) Includes impact from BBVA USA sale. (4) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCG.

2020 Results 18 January 29th 2021 Capital target increase New CET1 FL target: 11.5—12.0% CET1 FULLY-LOADED CET1 TARGET TO REQUIREMENT2 PERCENTAGE c. €8 bn BPS excess capital PEER 1 1 435 14.58%1 over target 341 New target PEER 2 335 New Target Range 11.50-12.00% 11.73% PEER 3 314 Previous Target Range 10.84-11.34% PEER 4 314 PEER 5 295 Minimum requirement 8.59% PEER 6 278 275 Previous target PEER 7 250 2020 2020 PEER 8 206 Pro-Forma (1) Includes the sale of BBVA USA. Excess capital calculated comparing BBVA’s 2020 %CET1 Pro-Forma versus 12% (upper part of our new target range). (2) Distance of CET1 published targets (considering the upper part when is provided as a target range) versus 2020 CET1 SREP Requirement. European Peer Group subject to ECB regulation: BNPP, CA, CMZ, DB, ISP, SAN, SG, UCG.

2020 Results 19 January 29th 2021 BBVA USA transaction shows disciplined value-based approach to capital allocation We will deploy the excess capital: In our markets through profitable growth and costs’ reduction Through increased distributions to shareholders Significant EPS and TBV per share accretion potential

2020 Results 20 January 29th 2021 Capital deployment. Profitable organic growth with a disciplined approach PORTFOLIO GROWTH AND PROFITABILITY REGULATORY CAPITAL ALLOCATION RORC 2020 AND PORTFOLIO GROWTH 2017-201 RORC 2017-20 AVG. AND REGULATORY CAPITAL GROWTH 2017-201 Consumer Mexico Credit cards SMEs % Mortgages Average RORC 2020 % Peru RORC 20 Commercial—Turkey Colombia (includes 2017 COVID-19 Spain government programs) Bubble size: Regulatory Capital 2020 Bubble Size: Regulatory Capital (2017-2020 Avg) 0% 0% Portfolio growth Regulatory Capital Growth Constant €. CAGR 2017-20 Constant €. CAGR 2017-20 (1) Profitability including Spain, Mexico, Turkey, Colombia, Peru and Argentina; Portfolio growth also includes Rest of Eurasia; Prospective RORC by product- loan only; RORC by segment: client view. (2) RORC: Return on Regulatory Capital. BBVA’s Internal profitability metric that guides asset allocation decisions, and which compares net profit versus the regulatory capital required in each business area or segment. We allocate capital to high return portfolios and geographies

2020 Results 21 January 29th 2021 Capital deployment. Shareholder distributions Extraordinary 2020 dividend 2021 ordinary dividend distributions Follows regulatory Plan to recover our clear, The excess capital allows guidance predictable and sustainable for additional policy once regulatory distributions to €5.9 cents per share restrictions are lifted shareholders, through (maximum allowed by (expected in Sep 2021)2 buybacks and regulatory guidance1) extraordinary dividends 35-40% payout 100% cash Targeting a buyback of 100% cash around 10% of ordinary shares, after the closing of Payment in April 2021 Payments in October BBVA USA transaction3 2021 and April 2022 (1) Includes dividend accrual of 5.9 Euro cents per share (gross) payable in April-21 subject to shareholders and supervisors approval. Calculated as the 15% payout over 2020 results, excluding goodwill impairments, the capital gain from the JV with Allianz and AT1 Coupons. (2) Subject to shareholders and supervisors approval. (3) Any potential repurchase of shares would, at the earliest, take place after the expected close of the BBVA USA transaction in mid 2021. Any decision on a repurchase of ordinary shares would (i) require certain shareholders resolutions and supervisors approval and the lifting of the ECB recommendation on distributions to shareholders, and (ii) take into consideration share prices, among other factors.

Business Areas

2020 Results
January 29th 2021
23

Spain

Profit & Loss (€m)	4Q20	Δ (%) vs 4Q19	12M20	Δ (%) vs 12M19
Net Interest Income	**878**	**-3.1**	**3,553**	**-0.4**
Net Fees and Commissions	453	-2.4	1,802	2.9
Net Trading Income	-43	n.s.	174	-27.2
Other Income & Expenses	-116	46.7	25	-74.2
Gross Income	**1,172**	**-16.8**	**5,554**	**-1.8**
Operating Expenses	-762	-6.1	-3,039	-6.6
Operating Income	**410**	**-31.3**	**2,515**	**4.7**
Impairment on Financial Assets	-92	0.4	-1,167	n.s.
Provisions & other gains (losses)	-108	-6.5	-538	39.3
Income Before Tax	**209**	**-46.2**	**809**	**-56.9**
Income Tax	-42	-36.8	-200	-59.1
Net Attributable Profit	**166**	**-48.3**	**606**	**-56.3**

ACTIVITY (DEC-20)


€Bn
165.5
YoY
+0.8%
Mortgages
70.0
-3.0%
Consumer + Credit Cards
13.9
+2.2%
Very small businesses
15.3
+11.2%
Other Commercial
18.2
+6.5%
Corporates + CIB
23.8
+3.3%
Public sector
13.8
-9.6%
Others
10.4
+14.3%
Lending1
€Bn
268.5
YoY
+8.1%
Demand Deposits
174.8
+15.8%
Time Deposits
31.0
-1.4%
Off-BS Funds
62.7
-5.1%
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
2.02
1.89
1.83
1.99
1.89
1.82
Customer spread
Cost of deposits
0.04
0.01
0.01
4Q19
3Q20
4Q20

ASSET QUALITY RATIOS (%)


59.7
66.1
67.6
66.8
Coverage
4.44
4.31
4.32
4.27
NPL ratio
1.54
0.18
0.80
0.67
CoR (YTD)
4Q19
1Q20
3Q20
4Q20

Note: 4Q19 CoR ex mortgage portfolio sale in 2Q19.

- Loans: +0.8% YoY, driven by commercial segments, supported by State guaranteed loans, offsetting the decrease in mortgages and public sector.
- Core revenue growth (c. 1% YTD), driven by fees.
- Excellent cost performance (-6.6% YTD), improving the efficiency ratio.
- Pre-provision profit growth (+4.7% YTD), despite the challenging environment.
- Asset quality improvement along the year: CoR improving trend, aligned with guidance. Best in class coverage.

2020 Results
January 29th 2021
24

USA

Profit & Loss (€m constant)	4Q20	vs 4Q19 (%)	12M20	Δ Current vs 12M19 (%)	Δ Constant vs 12M19 (%)
Net Interest Income	**603**	**6.8**	**2,284**	**-4.6**	**-2.6**
Net Fees and Commissions	170	12.9	665	3.2	5.5
Net Trading Income	47	43.4	220	27.4	31.8
Other Income & Expenses	-4	n.s.	-17	n.s.	n.s.
Gross Income	**817**	**7.8**	**3,152**	**-2.2**	**0.0**
Operating Expenses	-479	-3.8	-1,870	-4.9	-2.8
Operating Income	**338**	**30.1**	**1,281**	**1.9**	**4.4**
Impairment on Financial Assets	58	n.s.	-776	41.0	44.3
Provisions & other gains (losses)	-9	34.4	-4	70.8	72.5
Income Before Tax	**387**	**235.7**	**502**	**-28.8**	**-27.1**
Income Tax	-70	1,115.3	-73	-36.8	-35.4
Net Attributable Profit	**317**	**189.2**	**429**	**-27.2**	**-25.5**

ACTIVITY (DEC-20)

(€ CONSTANT)


YoY
€Bn
57.9
-0.0%
Mortgages
12.5
-3.8%
Consumer + Credit Cards
5.3
-4.2%
Other Commercial
25.5
+7.5%
C&IB
8.5
-11.2%
Public Sector
4.9
-1.2%
Others
1.2
+6.5%
Lending¹
YoY
€Bn
69.9
+13.1%
Demand Deposits
61.4
+26.4%
Time Deposits
8.6
-35.6%
Deposits

Note: Activity excludes repos. (1) Performing loans under management.

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
4.68
3.89
3.87
3.73
3.63
3.73
Customer spread
0.95
0.26
0.14
Cost of deposits
4Q19
3Q20
4Q20

ASSET QUALITY RATIOS (%)


101.2
142.3
94.5
84.0
Coverage
1.10
1.01
1.93
2.06
NPL ratio
0.88
2.60
1.69
1.18
CoR (YtD)
4Q19
1Q20
3Q20
4Q20

- Loans: Flat YoY, as lower activity in retail and CIB is offset by growth in commercial portfolios, driven by State guaranteed loans and the use of credit lines.
- Customer spread upward trend continues (+10 bps QoQ), thanks to a more profitable deposit mix and an excellent price management.
- Core revenue growth: +8% YoY in 4Q20.
- Positive jaws and significant cost reduction: -2.8% YTD.
- Asset Quality better than expected: CoR better than guidance (118 bps vs. 135 bps expected) due to provisions releases.

2020 Results
January 29th 2021
25

Mexico

Profit & Loss (€m constant)	4Q20	vs 4Q19 (%)	12M20	ΔCurrent vs 12M19 (%)	ΔConstant vs 12M19 (%)
Net Interest Income	**1,377**	**-1.6**	**5,415**	**-12.8**	**-0.7**
Net Fees and Commissions	299	-0.7	1,065	-17.9	-6.6
Net Trading Income	93	55.3	423	36.4	55.3
Other Income & Expenses	15	-81.1	114	-46.2	-38.8
Gross Income	**1,784**	**-3.1**	**7,017**	**-12.6**	**-0.5**
Operating Expenses	-597	0.0	-2,340	-11.5	0.7
Operating Income	**1,187**	**-4.6**	**4,677**	**-13.1**	**-1.1**
Impairment on Financial Assets	-423	5.7	-2,172	28.0	45.6
Provisions & other gains (losses)	15	-7.7	-33	n.s.	n.s.
Income Before Tax	**780**	**-9.4**	**2,472**	**-33.0**	**-23.8**
Income Tax	-225	1.6	-713	-28.1	-18.2
Net Attributable Profit	**554**	**-13.2**	**1,759**	**-34.8**	**-25.8**

ACTIVITY (DEC-20)

(€ CONSTANT)


YoY
€Bn
49.9
-0.6%
Mortgages
10.2
+7.4%
Consumer
7.3
-6.0%
Credit Cards
4.3
-6.2%
SMEs
2.8
-5.3%
Other Commercial
20.8
-4.2%
Public sector
4.5
+19.5%
Lending¹
YoY
€Bn
75.9
+10.5%
Demand Deposits
44.2
+17.3%
Time Deposits
9.5
-2.4%
Off-BS Funds
22.2
+4.4%
Cust. Funds¹

(1) Performing loans and Cust. Funds under management, excluding repos, according to local GAAP

KEY RATIOS

CUSTOMER SPREAD (%)


Yield on loans
12.87
11.22
11.02
10.58
9.83
9.89
Customer spread
2.29
1.40
1.13
Cost of deposits
4Q19
3Q20
4Q20

ASSET QUALITY RATIOS (%)


136.3
155.1
170.2
122.1
Coverage
2.36
2.28
2.29
3.33
NPL ratio
3.01
5.30
4.27
4.02
CoR (YtD)
4Q19
1Q20
3Q20
4Q20

- Loans: Flat YoY. Growth in mortgages and public sector offsetting deleverage of commercial portfolios, and consumer & credit cards, impacted by Covid. Market share gains (+68bps in 2020).
- Deposit mix and cost improvement. Demand deposits representing >82% of total deposits and deposit cost improving +27 bps QoQ.
- Costs under control: +0.7% YTD, significantly below inflation (+3.4%).
- Asset quality in line with expectations: NPL ratio increase mainly explained by retail portfolios and according to expectations. CoR aligned with guidance (low 400's).

2020 Results
January 29th 2021
26

Turkey

Profit & Loss (€m constant)	4Q20	vs 4Q19 (%)	12M20	Δ Current vs 12M19 (%)	Δ Constant vs 12M19 (%)
Net Interest Income	**689**	**10.3**	**2,783**	**-1.1**	**25.2**
Net Fees and Commissions	141	4.1	510	-28.8	-9.9
Net Trading Income	33	-44.6	227	n.s.	n.s.
Other Income & Expenses	5	-48.8	53	7.3	35.8
Gross Income	**868**	**4.6**	**3,573**	**-0.5**	**26.0**
Operating Expenses	-282	7.8	-1,029	-15.3	7.3
Operating Income	**586**	**3.1**	**2,544**	**7.1**	**35.6**
Impairment on Financial Assets	-254	21.8	-895	-1.2	25.0
Provisions & other gains (losses)	-61	-17.9	-127	-1.0	25.3
Income Before Tax	**272**	**-5.0**	**1,522**	**13.5**	**43.7**
Income Tax	-89	9.9	-380	21.7	54.1
Non-controlling Interest	-93	-10.3	-579	10.6	40.0
Net Attributable Profit	**89**	**-11.5**	**563**	**11.4**	**41.0**

ACTIVITY (DEC-20)
(€ CONSTANT; BANK ONLY)


YoY[1]
FC
10.2
-5.4%
TL
33.6%
Commercial
10.9
48.1%
Retail
11.5
22.3%
Lending[2]
YoY[1]
FC
7.9%
Time
8.5
-29.9%
Demand
11.1
84.6%
TL
25.5%
Time
11.7
28.4%
Demand
3.9
17.8%
Deposits[2]

(1) FC evolution excluding FX impact. (2) Performing loans and deposits under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


5.30
4.84
4.71
FC
TL
7.12
6.05
3.90
4Q19
3Q20
4Q20

ASSET QUALITY RATIOS (%)


75.4
86.3
81.9
79.9
Coverage
6.99
6.74
7.11
6.58
NPL ratio
2.07
3.80
2.00
2.13
CoR (YtD)
4Q19
1Q20
3Q20
4Q20

- Loans: significant TL loan growth (+34% YoY), driven by commercial, but decelerating vs. 1H20.
- Robust operating income growth: +35.6% YTD supported by NII, NTI and Opex control.
- Customer spread QoQ evolution explained by the increase in deposit costs due to interest rate hikes.
- Cost growth (+7.3%) significantly below average inflation (+12.3%).
- Sound asset quality. CoR in line with expectations and best in class coverage.

2020 Results
January 29th 2021
27

South America

Net Attributable Profit (€m constant)	4Q20	vs 4Q19 (%)	12M20	Δ Current[1] vs 12M19 (%)	Δ Constant vs 12M19 (%)
Colombia	64	3.8	165	-38.0	-28.9
Peru	35	-21.7	110	-45.6	-41.8
Argentina	27	n.s.	89	-33.0	n.s.
Other[2]	20	10.6	82	-31.7	-20.2
South America	**147**	**8.8**	**446**	**-38.2**	**-22.6**

(1) Venezuela in current €m
(2) Other includes BBVA Forum, Venezuela, Paraguay, Uruguay and Bolivia.

ACTIVITY (DEC-20)
(€ CONSTANT)


YoY
€Bn
33.7
+12.6%
Colombia 11.7 +4.0%
Peru 15.1 +20.1%
Argentina 2.8 +47.3%
Other 4.1 -2.8%
Lending[1]
YoY
€Bn
50.6
+22.5%
Colombia 13.7 +11.3%
Peru 18.0 +30.7%
Argentina 5.6 +71.3%
Other 13.3 +11.4%
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management.

KEY RATIOS


CUSTOMER SPREAD (%)
6.54
6.62
6.66
6.06
5.31
5.09
24.41
16.07
14.42
4Q19
3Q20
4Q20
COST OF RISK YTD (%)
1.67
4.01
2.98
2.64
1.45
2.43
2.25
2.13
4.22
2.62
2.59
3.24
4Q19
1Q20
3Q20
4Q20

- Colombia: Increased contribution vs. previous quarters thanks to high single digit NII growth, Opex control and lower impairments (positive model calibration model effect).
- Peru: 20% loan growth driven by State Guaranteed loans. YTD CoR improving trend from 1Q20, despite rating downgrades in the SMEs portfolio in 4Q.
- Argentina: 4Q20 impacted by the revaluation of Prisma stake and higher impairments for fixed income portfolios and a negative model calibration effect.

Final remarks and 2021 outlook

2020 in review Successfully navigated through the priorities: first and foremost, the saf employees, clients and society, and Advanced in our strategy addressing accelerating trends Delivered excellent results despite a challenging environment Strong Operating Income growth (+ driven by core revenue and very stron control Risk indicators better than initial expectations Outstanding capital position Achieved ample strategic optionality with the BBVA USA sale, unlocking value

2020 Results 30 January 29th 2021 Macroeconomic outlook GDP GROWTH ESTIMATES (% YoY) FOOTPRINT1 SPAIN MEXICO USA 5.5 4.7 3.2 3.6 2.2 1.1 2.0 0.0 -3.6 -7.2 -9.1 -11.0 2019A 2020 2021 2019A 2020 2021 2019A 2020 2021 2019A 2020 2021 TURKEY ARGENTINA COLOMBIA PERU 10.0 5.0 6.0 4.8 2.2 3.3 0.9 1.0 -2.1 -7.2 -11.0 -11.5 2019A 2020 2021 2019A 2020 2021 2019A 2020 2021 2019A 2020 2021 Source: BBVA Research as of Jan-21 (1) Weighted by gross margin

2021 Outlook Core revenues to continue growing with improving mix, price management and fee income as key levers Costs to grow below inflation 2021 CoR below 2020 levels, although uncertainties remain Sizeable distributions to our shareholders in 2021

Annex 01 Net Attributable Profit 09 ALCO Portfolio, NII Sensitivity evolution and LCRs & NSFRs 02 Gross Income breakdown 10 CET1 Sensitivity to market impacts 03 P&L Accounts by business unit 11 CET1 YTD & RWAs by business area 04 Customer Spread by country 12 Book Value of the main subsidiaries 05 Outstanding loan commitments 13 TBV Per share and dividends evolution 06 Stages breakdown by business areas 14 Garanti BBVA: wholesale funding 07 EAD to most vulnerable sectors 15 Argentina: hyperinflation adjustment in the current environment 08 Outstanding loan deferrals & loans 16 Digital sales breakdown backed by State guarantees

01 Net Attributable Profit evolution

2020 Results 34 January 29th 2021 Net Attributable Profit evolution €MN BUSINESSES -1,497€m 4,830 594 9 344 3,084 164 780 147 613 130 12M19 FX Spain USA Mexico Turkey Rest of South America Corp. Center 12M20 Effect Eurasia YoY (%) -56.3 -25.4 -25.8 41.0 -7.3 -22.6 (constant €) Note: (1) Excluding BBVA USA goodwill impairment (1,318€m in 4Q19 and 2,084 €M in 1Q20). (2) Excludes capital gains from the JV Allianz agreement.

02 Gross Income breakdown

2020 Results 36 5555555January 29th 2021 Gross Income breakdown 12M20 Spain 5,554€m Rest of Eurasia 510 €m 24% 2% USA 14% 3,152 €m South America 14% 3,225 €m 16% Turkey 3,573 €m 30% Mexico 7,016 €m Note: Figures exclude Corporate Center.

03 P&L Accounts by business unit Rest of Eurasia Corporate Center Colombia Peru

2020 Results 38 January 29th 2021 Rest of Eurasia – Profit & Loss Profit & Loss Ä (%) Ä (%) (€m) 4Q20 vs 4Q19 12M20 vs 12M19 Net Interest Income 56 23.8 214 22.4 Net Fees and Commissions 33 0.2 150 8.2 Net Trading Income 32 -14.5 137 4.4 Other Income & Expenses 2 201.1 9 -4.8 Gross Income 122 5.6 510 12.3 Operating Expenses -82 0.8 -285 -2.7 Operating Income 41 16.8 225 39.8 Impairment on Financial Assets 10 n.s. -38 n.s. Provisions & other gains (losses) 6 n.s. -2 n.s. Income Before Tax 57 68.8 184 13.3 Income Tax -16 80.2 -48 33.3 Net Attributable Profit 40 64.6 137 7.6

2020 Results 39 January 29th 2021 Corporate Center – Profit & Loss Profit & Loss Ä (%) Ä (%) (€m) 4Q20 vs 4Q20 12M20 vs 12M19 Net Interest Income -47 14.7 -149 -36.0 Net Fees and Commissions -9 -15.9 -59 -18.6 Net Trading Income -71 n.s. 104 n.s. Other Income & Expenses 45 104.2 47 n.s. Gross Income -83 168.8 -57 -83.1 Operating Expenses -209 -11.9 -819 -14.3 Operating Income -292 8.8 -876 -32.3 Impairment on Financial Assets 4 n.s. 4 n.s. Provisions & other gains (losses) -57 -42.7 -289 77.1 Income Before Tax -345 -6.3 -1,160 -20.4 Income Tax 104 88.5 305 18.1 Non-controlling interest 0 -97.6 0 -61.3 Net Attributable Profit (ex BBVA USA goodwill impairment -241 -21.7 -856 -28.6 & Corporate Operations) Corporate Operations 304 n.s. 304 n.s. BBVA USA Goodwill impairment 0 n.s. -2,084 58.1 Net Attributable Profit (reported) 64 -103.9 -2,635 4.7

2020 Results 40 January 29th 2021 Colombia – Profit & Loss Profit & Loss Ä (%) Ä (%) (€m constant ) 4Q20 vs 4Q19 12M20 vs 12M19 Net Interest Income 201 8.9 781 8.1 Net Fees and Commissions 20 9.2 70 -7.8 Net Trading Income 17 5.9 74 23.5 Other Income & Expenses -2 n.s. -12 n.s. Gross Income 235 5.6 913 4.6 Operating Expenses -85 2.5 -321 1.6 Operating Income 150 7.4 591 6.2 Impairment on Financial Assets -52 -0.6 -327 72.8 Provisions & other gains (losses) 0 -93.2 -17 12.1 Income Before Tax 98 20.0 247 -29.8 Income Tax -32 78.5 -76 -31.3 Non-controlling interest -3 2.3 -6 -35.5 Net Attributable Profit 64 3.8 165 -28.9

2020 Results 41 January 29th 2021 Peru – Profit & Loss Profit & Loss Ä (%) Ä (%) (€m constant ) 4Q20 vs 4Q19 12M20 vs 12M19 Net Interest Income 203 0.6 808 -3.9 Net Fees and Commissions 62 15.2 218 0.5 Net Trading Income 46 -7.2 159 -5.6 Other Income & Expenses -10 111.1 -31 49.9 Gross Income 301 0.1 1,153 -4.2 Operating Expenses -114 2.1 -435 1.1 Operating Income 187 -1.1 718 -7.2 Impairment on Financial Assets -81 65.9 -350 70.2 Provisions & other gains (losses) 2 n.s. -42 n.s. Income Before Tax 108 -17.1 326 -42.6 Income Tax -32 -2.9 -91 -43.2 Non-controlling interest -41 -22.3 -126 -43.0 Net Attributable Profit 35 -21.7 110 -41.8

04 Customer spread by country

2020 Results
January 29th 2021
43

Customer spreads: quarterly evolution

/ AVERAGE

	4Q19	1Q20	2Q20	3Q20	4Q20
Spain	1.99%	1.96%	1.92%	1.89%	1.82%
Yield on Loans	2.02%	1.99%	1.93%	1.89%	1.83%
Cost of Deposits	-0.04%	-0.03%	-0.01%	-0.01%	-0.01%
USA	3.73%	3.74%	3.55%	3.63%	3.73%
Yield on Loans	4.68%	4.57%	3.99%	3.89%	3.87%
Cost of Deposits	-0.95%	-0.83%	-0.44%	-0.26%	-0.14%
Mexico MXN	11.69%	11.39%	9.89%	11.17%	11.08%
Yield on Loans	14.32%	13.86%	12.10%	12.82%	12.42%
Cost of Deposits	-2.63%	-2.47%	-2.21%	-1.65%	-1.34%
Mexico FC[1]	3.84%	3.80%	3.34%	2.98%	2.85%
Yield on Loans	4.14%	4.03%	3.48%	3.04%	2.90%
Cost of Deposits	-0.30%	-0.23%	-0.14%	-0.06%	-0.05%

	4Q19	1Q20	2Q20	3Q20	4Q20
Turkey TL	7.12%	7.46%	7.30%	6.05%	3.90%
Yield on Loans	16.46%	14.58%	13.22%	12.17%	12.88%
Cost of Deposits	-9.34%	-7.12%	-5.93%	-6.12%	-8.98%
Turkey FC[1]	5.30%	5.30%	4.94%	4.84%	4.71%
Yield on Loans	6.71%	6.22%	5.37%	5.04%	5.07%
Cost of Deposits	-1.41%	-0.92%	-0.43%	-0.20%	-0.36%
Argentina	24.41%	22.80%	19.32%	16.07%	14.42%
Yield on Loans	36.54%	31.99%	25.73%	24.79%	25.21%
Cost of Deposits	-12.13%	-9.20%	-6.41%	-8.71%	-10.79%
Colombia	6.54%	6.36%	6.42%	6.62%	6.66%
Yield on Loans	10.63%	10.42%	10.14%	9.78%	9.43%
Cost of Deposits	-4.09%	-4.06%	-3.73%	-3.15%	-2.77%
Peru	6.06%	6.20%	5.61%	5.31%	5.09%
Yield on Loans	7.43%	7.37%	6.57%	5.88%	5.51%
Cost of Deposits	-1.37%	-1.16%	-0.96%	-0.57%	-0.43%

(1) Foreign currency
Note: USA ex NY Business Activity.

2020 Results 44 January 29th 2021 Customer spreads: YTD evolution YTD AVERAGE 12M19 12M20 12M19 12M20 Spain 1.99% 1.90% Turkey TL 4.17% 6.09% Yield on Loans 2.04% 1.91% Yield on Loans 18.26% 13.14% Cost of Deposits -0.05% -0.01% Cost of Deposits -14.09% -7.06% USA 3.98% 3.68% Turkey FC1 5.19% 4.93% Yield on Loans 4.92% 4.08% Yield on Loans 7.13% 5.38% Cost of Deposits -0.95% -0.40% Cost of Deposits -1.95% -0.45% Mexico MXN 11.72% 10.89% Argentina 18.27% 17.78% Yield on Loans 14.47% 12.79% Yield on Loans 30.97% 26.65% Cost of Deposits -2.75% -1.90% Cost of Deposits -12.70% -8.87% Mexico FC1 4.16% 3.24% Colombia 6.68% 6.51% Yield on Loans 4.46% 3.35% Yield on Loans 10.80% 9.94% Cost of Deposits -0.30% -0.11% Cost of Deposits -4.12% -3.42% Peru 6.36% 5.52% Yield on Loans 7.73% 6.28% Cost of Deposits -1.38% -0.75% (1) Foreign currency Note: USA ex NY Business Activity.

05 Outstanding loan commitments to non-financial corporations

2020 Results 46 January 29th 2021 Outstanding loan commitments to non-financial corporations BREAKDOWN BY BUSINESS AREAS (DEC-20) € bn USA1 26.1 Spain 20.1 Eurasia 17.6 Turkey 2.4 Mexico 3.2 South America 1.6 Total Group 71.0 (1) USA includes € 15.1 billion of loan commitments in the NY branch.

06 Stages breakdown by business areas

2020 Results 48 January 29th 2021 Stages breakdown by business area CREDIT RISK BREAKDOWN BY BUSINESS AREA (DEC-20, € MN) Gross Accumulated Gross Accumulated Gross Accumulated BBVA GROUP Exposure impairments SPAIN Exposure impairments USA Exposure impairments Stage 1 361,329 2,368 Stage 1 170,678 744 Stage 1 50,594 282 Stage 2 43,423 2,835 Stage 2 16,131 790 Stage 2 9,260 467 Stage 3 16,681 8,390 Stage 3 8,340 4,035 Stage 3 1,258 307 Gross Accumulated Gross Accumulated SOUTH Gross Accumulated MEXICO Exposure impairments TURKEY Exposure impairments AMERICA Exposure impairments Stage 1 48,668 687 Stage 1 38,693 283 Stage 1 32,938 338 Stage 2 4,105 443 Stage 2 6,537 599 Stage 2 5,785 492 Stage 3 1,818 1,090 Stage 3 3,183 1,661 Stage 3 1,780 1,129 Gross Accumulated Gross Accumulated Gross Accumulated COLOMBIA Exposure impairments PERU Exposure impairments ARGENTINA Exposure impairments Stage 1 10,511 107 Stage 1 15,839 147 Stage 1 2,538 53 Stage 2 1,887 239 Stage 2 3,208 188 Stage 2 332 38 Stage 3 677 422 Stage 3 904 575 Stage 3 52 35

07 EAD to most vulnerable sectors in the current environment

2020 Results 50 January 29th 2021 Exposure at default to most vulnerable sectors in the current environment BREAKDOWN BY SECTORS (DEC-20) bn € Leisure1 9.28 Commercial Real Estate 7.00 Developer Real Estate 5.80 Retailers non food 4.98 Upstream & Oilfield services2, 3 2.41 Air transportation 0.97 Total EAD to the most vulnerable sectors 30.45 as a % of total EAD 8.43% Note: data exclude BBVA USA and rest of the Group’s companies in the United States included in the sale agreement signed with PNC. (1) Includes Hotels, Restaurants, Travel Agencies and Gaming, among others (2) Of which, €0.5bn in USA and €0.1bn in Mexico. (3) From a total of €11.8bn EAD to the Oil & Gas sector.

08 Outstanding loan deferrals & loans backed by State guarantees

2020 Results 52 January 29th 2021 Prudent deferrals’ classification and proactive provisioning Expired deferrals by stages (Jan to Dec ‘20) TOTAL DEFERRALS GRANTED o/w expired as a % of total loans €BN % of total loans % Stage 1 Stage 2 Stage 3 Total Group 33.8 8.5% 80% 4.62% 1.68% 0.47% By segment Mortgages 12.4 12.1% 70% 6.3% 1.7% 0.5% Consumer & credit cards 9.2 7.4% 89% 4.0% 1.9% 0.7% SMEs & corporates 12.2 7.1% 83% 4.1% 1.5% 0.3% By country Mexico 11.8 22.1% 100% 17.1% 3.3% 1.7% Spain 5.8 2.8% 29% 0.5% 0.2% 0.1% USA 5.4 11.0% 95% 5.8% 3.9% 0.7% Turkey 3.5 8.7% 64% 3.1% 2.3% 0.2% Peru 3.2 17.2% 85% 10.2% 3.6% 0.9% Colombia 3.6 28.7% 90% 16.9% 7.5% 1.5% Argentina 0.5 14.2% 32% 3.6% 0.9% 0.0% Data according to EBA criteria, excluding loans that have been paid off. COVERAGE ABOVE PEERS NPL COVERAGE RATIO (BBVA AS OF DEC-20, PEERS1 AVERAGE AS OF SEP-20) Group Spain Turkey 81% 67% 80% Vs 63% European Vs 56% Spanish Vs 65% Turkish peers avg peers avg Private peers avg (1) European peer group : BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS. Spanish peer group: CABK exBPI, SAB exTSB, BKIA, SAN Spain. Turkish peer Group: AKBNK, ISCTR, YKBNK.

2020 Results 53 January 29th 2021 Outstanding loan deferrals OUTSTANDING DEFERRALS (DEC-20) €bn % of loans Total Group 6.8 1.70% Spain 4.1 2.0% Mexico 0.0 0.0% USA 0.3 0.5% Turkey 1.3 3.1% Peru 0.5 2.5% Colombia 0.4 2.8% Argentina 0.3 9.6% Note: data breakdown under EBA criteria.

2020 Results 54 January 29th 2021 Government backed loans (data in €bn) GROUP SPAIN(2) MEXICO USA(3) TURKEY(4) ARGENTINA COLOMBIA PERU Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Households 1.2 0.7% 1.0 1.0% 0.0 0.0% 0.0 0.0% 0.0 0.0% 0.1 5.1% 0.0 0.3% 0.2 3.1% Corporates & SMEs 17.3 10.1% 10.8 13.5% 0.0 0.0% 2.5 9.0% 0.6 2.6% 0.0 2.1% 0.2 5.6% 3.2 31.6% Other 0.1 0.1% 0.0 0.0% 0.0 0.0% 0.1 2.8% 0.0 0.0% 0.0 0.0% 0.0 0.1% 0.0 0.0% Total Outstanding 18.6(1) 4.7% 11.8 5.7% 0.0 0.0% 2.6 5.2% 0.6 1.4% 0.1 3.1% 0.2 1.6% 3.4 18.0% Note: data breakdown under EBA criteria as of December 31st. (1) Excludes undrawn commitments. (2) Includes mainly Spain, Eurasia and the NY branch. If we also consider undrawn credit lines, BBVA Spain has granted a total of 18.1 billion € ICO loans as of December 31st (of which 11.8 billion € is the outstanding drawn amount). (3) Compass bank. (4) Garanti bank-only.

09 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

2020 Results 56 January 29th 2021 ALCO portfolio ALCO PORTFOLIO BREAKDOWN BY REGION (€ BN) 50.8 56.9 57.6 Amort Cost Fair Value (HTC) (HTC&S) 3.8 3.9 2.7 December 2020 (€BN) (€BN) (duration) South America 7.9 9.0 Mexico 6.3 South America 0.1 3.7 1.2 years 7.1 7.2 7.9 Mexico 2.4 6.6 2.7 years Turkey Turkey 3.8 3.4 3.4 years USA 12.8 12.9 12.0 USA 8.3 4.6 1.5 years Euro 15.0 9.7 3.0 years 21.9 25.2 24.7 Spain 11.2 3.5 Euro1 Italy 3.7 2.2 Rest 0.1 4.0 Dec-19 Sep-20 Dec-20 (1) Figures excludes SAREB senior bonds (€4.5bn as of Dec-19, Sep-20 and Dec-20) and High Quality Liquid Assets portfolios (€11.1bn as of Dec-19, €20.2bn as of Sep-20 and €22.1bn as of Dec-20) . EURO ALCO PORTFOLIO MATURITY PROFILE EURO ALCO YIELD HQLA2 PORTFOLIO (€ BN) (DEC-20, %) (DEC-20, €) 20.4 22.1bn 3.2 1.0% 0.3 0.8 2021 2022 2023 >=2024 (2) Note: HQLA – High Quality Liquid Assets

2020 Results 57 January 29th 2021 NII sensitivity to interest rates movements ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS (%) NII SENSITIVITY TO +100 BPS NII SENSITIVITY TO -100BPS 20% 0% 15% -5% 10% -10% 5% -15% 0% -20% Euro Mexico Euro Mexico Note: NII sensitivities calculated as moving averages of the last 12 months’ balance sheets as of Nov’20, using our dynamic internal model . Euro NII sensitivity to upward rates includes management levers regarding deposit cost and movements from demand deposits to time deposits. Euro NII sensitivity to downward rates according to the EBA’s “parallel-down” shock scenario. Mexico NII sensitivity to downward rates also includes pricing management levers (MXN sensitivity -1.3%; USD sensitivity -0.5%).

2020 Results 58 January 29th 2021 Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (DEC-2020) BBVA GROUP Euro USA Mexico Turkey S. America LCR 149% (185%1) 173% 144% 2 196% 183% All countries >100% NSFR 127% 121% 126% 138% 154% All countries >100% (1) LCR of 149% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 185% (2) BBVA USA LCR calculated according to local regulation (Fed Modified LCR). Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries

10 CET1 sensitivity to market impacts

2020 Results 60 January 29th 2021 CET1 Sensitivity to Market impacts1 TO A 10% DECLINE IN TELEFONICA SHARE PRICE (DEC-20) TO A 10% CURRENCY DEPRECIATION (DEC-20)—2bps MXN -5bps TRY -2bps TO +100 BPS MOVEMENT IN THE USD 9 SPANISH SOVEREIGN BOND + bps (DEC-20) —16bps (1) CET1 sensitivity considering the FL capital ratio as of December 31st.

11 CET1 YTD & RWAs by business area

2020 Results 62 January 29th 2021 Capital YTD Evolution CET1 FULLY-LOADED – BBVA GROUP YTD EVOLUTION (%, BPS) -1 bp 84 bps -21 bps 11.74% -28 bps 11.73% -36 bps Dec-19 Net Earnings Dividend FX and Others* Dec-20 accrual & HTC&S AT1 coupons (*) Includes mainly: RWAs evolution in constant euros, frontloading of regulatory impacts (-25 bps), impact from new treatment of software (+19 bps) and impact from the JV with Allianz (+7 bps).

2020 Results 63 January 29th 2021 Risk-Weighted Assets by business areas Fully-Loaded RWAs Breakdown by business area (€m) Dec-20 Sep-20 Dec-19 Spain 104,388 106,859 104,911 USA 60,365 63,021 65,170 Turkey 53,021 50,131 56,642 Mexico 60,797 53,443 59,299 South America 39,804 40,087 45,413 Argentina 5,685 5,987 6,093 Chile 1,575 2,141 1,859 Colombia 13,095 12,080 14,172 Peru 15,845 16,439 19,293 Others 3,604 3,440 3,995 Rest of Eurasia 18,249 18,855 17,989 Corporate Center 16,055 11,819 15,520 BBVA Group 352,679 344,215 364,942

12 Book Value of the main subsidiaries

2020 Results 65 January 29th 2021 Book Value of the main subsidiaries1,2 €BN, DEC-20 Mexico 11.1 USA 7.7 Turkey 3.6 Colombia 1.3 Perú 1.0 Argentina 0.8 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value. (2) Turkey includes the Garanti Group.

13 TBV per share and dividends evolution

2020 Results 67 January 29th 2021 Shareholders’ return: TBV per share and dividends TBV PER SHARE & DIVIDENDS (€ PER SHARE) -1.0% 6.21 6.27 5.94 6.03 6.00 0.16 0.16 0.16 DIVIDENDS 0.16 6.05 TBV/SHARE 5.87 5.84 5.78 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20

14 Garanti BBVA: wholesale funding

2020 Results
January 29th 2021
69

Turkey – Liquidity & funding sources

- **Solid liquidity position:**
  - Total LTD ratio is at 93.5%, decreasing by -2.2 p.p in 4Q20 driven by a decrease both in TRY and FC LtD
  - Foreign currency loans decreased by USD 0.4 Bn to c. USD 12.6 Bn in 4Q20
  - Liquidity ratios above requirements: Liquidity Coverage Ratio (EBA) of 183% vs ≥100% required in 4Q20
- **Limited external wholesale funding:** USD 8.0 Bn

FC liquidity buffers

- Short Term Swaps
- Unencumbered FC securities
- FC Reserves under ROM[1]
- Money Market Placements

c. USD 12.5 Bn FC liquidity buffer

Note-1: All figures are Bank-only, as of Dec 2020
Note-2: Total Liquidity Buffer (FC and TRY) is at c. USD 11.2 Bn
(1) ROM: Reserve Option Mechanism

External wholesale funding maturities[2]

(USD Bn)


Total 12M: USD 2.5bn
0,2
1,3
0,1
0,9
5.5
1Q21
2Q21
3Q21
4Q21
>4Q21
Covered Bond
Subdebt
Syndicated loans
Securitization
Senior
Other[3]

USD 8.0 Bn total maturities

(2) Includes TRY covered bonds and excludes on balance sheet IRS transactions
(3) Other includes mainly bilateral loans, secured finance and other ST funding

Ample liquidity buffers and limited wholesale funding maturities in 2021

15 Argentina: hyperinflation adjustment

2020 Results 71 January 29th 2021 Argentina hyperinflation adjustment Profit & Loss 12M20 Hyperinflation 12M20 (€m) (reported) adjustment Ex. Hyperinflation Net Interest Income 779 109 670 Net Fees and Commissions 121 14 107 Net Trading Income 142 11 131 Other Income & Expenses -302 -243 -59 Gross Income 740 -110 849 Operating Expenses -396 -75 -321 Operating Income 343 -185 528 Impairment on Financial Assets (net) -105 -10 -95 Provisions (net) and other gains (losses) -30 -2 -28 Income Before Tax 209 -197 405 Income Tax -82 40 -122 Non Controlling Interest -38 53 -91 Net Attributable Profit 89 -104 193

16 Digital sales breakdown

2020 Results 73 January 29th 2021 Outstanding trend in digital sales (% OF TOTAL SALES YTD, # OF TRANSACTIONS AND PRV1) UNITS PRV GROUP SPAIN USA 64.0 57.7 51.3 52.9 55.5 45.1 36.7 UNITS 48.7 26.1 27.8 41.9 44.6 36.8 PRV 40.7 33.0 34.0 23.1 24.3 Dec-18 Dec-19 Dec-20 Dec-18 Dec-19 Dec-20 Dec-18 Dec-19 Dec-20 MEXICO TURKEY SOUTH AMERICA 62.8 82.2 78.0 79.1 73.4 55.1 64.2 59.2 43.7 53.7 43.5 56.7 43.5 50.1 51.8 33.8 29.9 19.5 Dec-18 Dec-19 Dec-20 Dec-18 Dec-19 Dec-20 Group and South America figures exclude Venezuela, Chile and Paraguay. (1) Product Relative Value as a proxy of lifetime economic representation of units sold.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: January 29, 2021
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative